Exhibit 99.1

High Tide Reports Third Quarter 2021 Financial Results Featuring a 99% Increase in Revenue and Sixth Consecutive Quarter of Positive Adjusted EBITDA

CALGARY, AB, Sept. 14, 2021 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, filed its financial results for the third fiscal quarter of 2021 ending July 31, 2021, the highlights of which are included in this news release. The full set of Condensed Interim Consolidated Financial Statements and Management's Discussion and Analysis can be viewed by visiting High Tide's website at www.hightideinc.com, its profile page on SEDAR at www.sedar.com, and its profile page on EDGAR at www.sec.com.

High Tide Inc. - September 14, 2021 (CNW Group/High Tide Inc.)

The Company will host a conference call to discuss the results at 6:00pm Eastern Time on September 14, 2021.

Third Quarter 2021 – Financial Highlights:

  Revenue increased by 99% to $48.1 million in the three months ended July 31, 2021, compared to $24.1 million in the same quarter last year. The third quarter of 2021 financial results incorporate the acquisition of META Growth Corp. ("Meta") on November 18, 2020, Smoke Cartel, Inc. ("Smoke Cartel") on March 24, 2021, Fab Nutrition, LLC. ("FABCBD") on May 10, 2021, and DHC Supply LLC. ("DHC") on July 6, 2021.
  As of today, Cabana Club membership has grown by 45% to approximately 221,127 (June 28, 2021 – 151,240) due in large part to the success of our 'One Stop Shop' accessories promotion.
  Gross profit increased by 75% to $16.7 million in the three months ended July 31, 2021, compared to $9.5 million in the same quarter last year.
  Gross profit margin in the three months ended July 31, 2021, was 35% compared to 40% in the same quarter last year.
  Adjusted EBITDA(1) for the three months ended July 31, 2021, was $1.5 million compared to $3.4 million for the same quarter last year. The decrease in adjusted EBITDA was primarily due to expenses related to the up listing of the Company's stock to Nasdaq including directors' and officers' liability insurance premiums, Nasdaq listing fees, one-time professional fees, and additional human resources to support the integration of newly acquired companies. As a result of the up listing to Nasdaq, the Company became a non-venture issuer resulting in higher compliance requirements.
  Geographically in the three months ended July 31, 2021, $38.4 million of revenue was earned in Canada, $9.6 million in the United States and an immaterial amount internationally.
  Revenue from the United States increased to $9.6 million, compared to $5.7 million for the second quarter of 2021, representing a 69% increase sequentially.
  Segment-wise in the three months ended July 31, 2021, $46.3 million of revenue was generated by Retail, $1.8 million by Wholesale, and an immaterial amount by Corporate.
  Cash on hand as of July 31, 2021, totaled $26.6 million compared to $7.5 million as of October 31, 2020.
[1] Adjusted EBITDA is a non-IFRS financial measure.

"Since our inception over a decade ago there has never been a more opportunistic time for our company's growth. Over the past year, we have been making strategic moves to successfully advance our rising portfolio of companies. We believe we can continue to build upon this momentum and capture a sizeable share of the cannabis market globally.  I'm proud of our team's efforts this quarter which resulted in revenue increasing once again by 99 percent over last year and 18 percent sequentially, despite market disruptions due to pandemic related lockdowns and a very aggressive pricing strategy adopted by some value players.  In Ontario, the largest cannabis market in Canada, due to pandemic related restrictions, our stores were closed for in-person shopping for about half of the second quarter with only click-and-collect and delivery permitted.  Despite these challenges we have been able to remain EBITDA positive by increasing our revenue at a pace consistent with previous quarters," said Raj Grover, President and Chief Executive Officer of High Tide. "This last quarter saw us continue our organic growth momentum by opening seven new retail locations across Canada with a total of 93 locations today.  While the Canadian retail market remains competitive, our one stop cannabis shop concept is very well received. This is evidenced by the fact that our Cabana Club membership grew by over 69,000 during the last quarter. We are very excited to have announced earlier today our new value focussed cannabis concept that is ready to be deployed in value sensitive markets. Beyond our bricks and mortar organic growth, we doubled down on more accretive e-commerce acquisitions last quarter, in the consumption accessories and hemp-derived CBD space, with a particular focus on the U.S. market. With these acquisitions our portfolio now includes three of the top five most popular online platforms for consumption accessories in the world. I remain excited about our e-commerce pipeline and look forward to sharing more good news on the M&A front in the very near future," added Mr. Grover.

Third Quarter 2021 – Operational Highlights:

  The Company completed the acquisition of FABCBD on May 10, 2021, and Daily High Club ("DHC") on July 6, 2021, enhancing the Company's e-commerce business.
  The Company announced the filing of Form 40-F with the U.S. Securities and Exchange Commission fulfilling a significant milestone for the NASDAQ listing.
  The Company completed a 15:1 share consolidation on May 14, 2021, and began trading on the Nasdaq on June 2, 2021, under the symbol "HITI".
  The Company was added to three prominent ETFs: Cannabis ETF ("THCX"), AdvisorShares Pure Cannabis ETF ("YOLO"), and Horizons Marijuana Life Sciences Index ETF ("HMMJ").
  The Company closed an oversubscribed bought deal equity financing on May 26, 2021, for gross proceeds of $23.2 million.
  The Company announced the elimination of its senior secured debt.
  The Company completed the sale of KushBar retail cannabis assets to Halo for $5.7 million.
  The Company announced its plan to acquire leading online retailer DS Distribution Inc., ("DankStop") to continue rapid expansion into the Unites States.
  The Company announced plans to increase its presence in Saskatchewan through acquisition of a Regina retail store portfolio.
  The Company opened seven cannabis retail locations under the Canna Cabana banner: two in Ontario, four in Alberta, and one in Saskatchewan.

Subsequent Events:

  The Company completed the acquisition of all the common shares of 102105699 Saskatchewan Ltd., (operating as 102 Saskatchewan) for $2.7 million.
  The Company opened four new Canna Cabana stores, three in Ontario, and one in Alberta.
  The Company completed the acquisition of 100% of DankStop for US$3.85 million.
  The Company was added to the prominent ETF: ETFMG Alternative Harvest ETF ("MJ").
  The Company announced the elimination of all its META convertible debentures.
  The Company entered into two white label partnerships with Heritage Cannabis Holdings and Loosh Inc.
  The Company finalized and revealed the store design for its new cannabis retail value outlets, "Cannabis Chop Club".

Selected financial information for the three and nine months ended July 31, 2021:

(Expressed in thousands of Canadian Dollars)

	Three months ended July 31			Nine months ended July 31
	2021	2020	Change	2021	2020	Change
	$	$		$	$
Revenue	48,069	24,103	99%	127,256	58,389	118%
Gross Profit	16,679	9,539	75%	46,445	22,087	110%
Gross Profit Margin	35%	40%	(5)%	36%	38%	(2)%
Total Operating Expenses	(23,946)	(7,915)	203%	(60,268)	(22,424)	169%
Adjusted EBITDA	1,540	3,397	(55)%	10,862	4,348	150%
Net (loss) income from Operations	(7,267)	1,624	(547)%	(13,823)	(337)	4001%
Net (loss) income	(1,750)	3,826	(146)%	(30,861)	(5,031)	513%
(Loss) earnings per share (Basic and Diluted)	(0.03)	0.25	(112)%	(0.79)	(0.33)	139%

The following is a reconciliation of Adjusted EBITDA to Net Income/(Loss):

	Three Months Ended July 31,		Nine Months Ended July 31,
	2021	2020	2021	2020
Net (loss) income	(1,750)	3,827	(30,861)	(5,031)
Income taxes (recovery)	224	316	688	393
Accretion and interest	1,095	2,456	6,635	6,719
Depreciation and amortization	8,299	1,771	22,107	4,585
EBITDA (1)	7,868	8,370	(1,431)	6,666
Foreign exchange	(28)	4	66	(17)
Transaction and acquisition costs	1,939	193	4,409	988
Debt restructuring gain	-	-	(1,145)	-
Revaluation of derivative liability (2)	(5,919)	67	8,553	(247)
(Gain) Loss on extinguishment of debenture	-	(3,576)	516	(3,390)
Impairment loss	57	-	57	247
Share-based compensation	508	2	2,578	101
Revaluation of marketable securities	112	(1,663)	256	-
Gain on disposal of property and equipment	(2,997)	-	(2,997)	-
Adjusted EBITDA (1)	1,540	3,397	10,862	4,348

(1)	Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

(2)	The Company recorded a gain from the revaluation of derivative liability of $5,919 during the third quarter of 2021 (2020: loss of $67). This non-cash accounting charge primarily relates to warrants issued to Windsor Private Capital in connection with the loan agreement entered into on January 6, 2020. The cashless exercise feature in the warrants creates a derivative liability which is required to be revalued each reporting period.

Outlook

High Tide continues to have a leading position in the Canadian bricks and mortar cannabis market with 93 locations across the country. Given the number of locations currently being built out, most notably in Ontario and Saskatchewan, the Company expects to be at approximately 110 stores by the end of calendar 2021, despite some delays experienced in securing building permits. The Company has made good progress on its application to enter the British Columbia market, and now expects that to occur by end of our 2021 fiscal year.

While competition has increased given material growth in store counts in Ontario and Alberta and the concurrent rise of value players, the Company is focused on maintaining and growing its market share. We have begun leveraging our unique positioning within accessories to attract and retain more customers, and this approach has already yielded meaningful increases to our top line over the past few months. Just this week we announced two initiatives to expand our revenue streams.

First, we entered into private label partnerships for our upcoming house-branded shatter and THC gummies. These will be our first white label products, which we expect will provide margin enhancing opportunities.  We are also in negotiations with Canadian licensed producers to bring select products from the FABCBD catalogue into our store network and look forward to expanding into other categories in due course as market dynamics evolve.

Second, we announced the launch of our new retail value concept, "Cannabis Chop Club", which will offer exclusive deals and wholesale prices to specifically address value-sensitive markets. The Company's goal is to convert at least five existing stores by the end of the calendar year, with the first new builds expected to be completed in early calendar 2022.

E-Commerce remains a key focus for High Tide. The Company's recent acquisitions in this area are performing well, and we expect to gain more momentum on this front. We are currently in discussions with multiple parties across a variety of end markets, with a particular focus on e-commerce within the growing ancillary and hemp derived CBD markets. With a current annual run rate of revenues in the U.S. exceeding $50 million, we believe we are excellently positioned to lever our U.S. customer base to also sell cannabis once permissible by federal regulations and/or exchange policies – and the Company intends to continue growing its U.S. presence in the meantime.

Conference Call Dial-In Information:

US/CANADA Participant Toll-Free Dial-In Number: (888) 869-1189
US/CANADA Participant International Dial-In Number: (706) 643-5902
Conference ID: 6717339

In order to join the conference call, all speakers and participants will be required to provide the Conference ID listed above.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 93 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, NewLeaf Cannabis, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through CBDcity.com and FABCBD.com as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Tilray Inc. (TSX: TLRY) (Nasdaq: TLRY) and Aurora Cannabis Inc. (TSX: ACB) (Nasdaq: ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to (i) the Company's application to list on the NASDAQ; (ii) the Company's plans to adjust its business model and pursue expansion opportunities in the United States and Europe (iii) the Alcohol and Gaming Commission of Ontario's intentions to increase the pace of Retail Store Authorizations it issues from 20 to 30 a week; (iv) the Company's expectation to reach 30 open stores in Ontario by September, 30, 2021; (v) the Company's expectations to profitably open new stores in Alberta, including several locations in the month of April; (vi) the Company's belief that it is well positioned to take advantage of the growing ancillary and hemp derived CBD markets in the United States and estimates regarding its current revenue run rate in the United States, pro forma for the Smoke Cartel acquisition, to be over $25 million as of the date of this release; (vii) the Company's expectations to further expand the Company's operations in the United States through discussions with various parties across the federally permissible ecosystem in the United States; and (viii) the Company's belief that its application to list its shares on the Nasdaq may accelerate the Company's growth. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations, or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the Company's ability to execute on its business plan and that the Company will have sufficient funds to execute on its strategic growth objectives in 2021, including the ability of the Company to pursue and finance the potential acquisitions and new store openings referenced in this release; the Company's ability to successfully list its shares on the Nasdaq;  and that the Company will not be required to implement any measures to address unanticipated developments (including developments relating to COVID-19) affecting the Company's business, which could adversely affect the Company's proposed business plan. However, there can be no assurance that any one or more of the governments, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward–looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

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For further information: Media Inquiries, Omar Khan, Senior Vice President - Corporate and Public Affairs, omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:00e 14-SEP-21